BOCA RATON
BOSTON
CHICAGO
HONG KONG
LONDON
LOS ANGELES
NEW ORLEANS
1585 Broadway	NEWARK
New York, NY 10036-8299	PARIS
Telephone 212.969.3000	SÃO PAULO
Fax 212.969.2900	WASHINGTON

Julie M. Allen
Member of the Firm

Direct Dial 212.969.3155
jallen@proskauer.com

November 26, 2008

Via EDGAR, Facsimile and Federal Express

Ms. Mellissa Duru
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Wendy’s/Arby’s Group, Inc. Schedule 14D-9 filed on November 7, 2008, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 20, 2008
File No. 05-30388

Dear Ms. Duru:

      On behalf of Wendy’s/Arby’s Group, Inc. (the “Company”), this letter is in response to your comment letter dated November 25, 2008 relating to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, as amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on November 20, 2008 (the “Schedule 14D-9”).

      Because of the Company’s desire to provide tender offer materials to its stockholders as soon as possible, the Company is filing Amendment No. 2 to the Schedule 14D-9 (the “Schedule 14D-9/A”) substantially simultaneously with the transmittal of this letter to you. As indicated in the response below, the Company has addressed your comment in the Schedule 14D-9/A; however, we would be pleased to respond to any additional concerns that you may have after reviewing the filing.

      The Company’s response to your comment follows. As you requested, we have set forth below the comment in your comment letter and provided the Company’s response immediately thereafter. In addition, to assist your review, we are providing a copy of the Schedule 14D-9/A

November 26, 2008

and a marked copy of Item 4(b) of the Schedule 14D-9, as amended by the Schedule 14D-9/A, via facsimile and overnight delivery.

      The Company wishes to thank you for your efforts in assisting it to enhance its disclosures and the timeliness of your responses.

Item 4. The Solicitation or Recommendation, page 2

1.	We note your response to prior comment 1. Your response cites factors in the disclosure that were considered by the Board of Directors. Please revise to explicitly disclose which of the factors constitute the reasons for the Board’s decision to remain neutral. Please refer to Exchange Act Rule 14e-2(a) and Item 1012(b) of Regulation M-A.

In response to your comment, the Company has revised its disclosure as requested. Please see the amendment to Item 4(b) in the Schedule 14D-9/A.

      With respect to any matter relating to this letter, the Schedule 14D-9 or the Schedule 14D-9/A, please do not hesitate to contact me at (212) 969-3155.

Very truly yours,

/s/Julie M. Allen
Julie M. Allen